Exhibit 21.1

Subsidiaries of Harmony Biosciences Holdings, Inc.
Subsidiary	Jurisdiction

Harmony Biosciences, LLC	Delaware, USA
Harmony Biosciences Management, Inc.	Delaware, USA
Zynerba Pharmaceuticals Pty Ltd	Australia
Epygenix Therapeutics, Inc.	Wyoming, USA